A	C	I	ARMANDO C. IBARRA Certified Public Accountants A Professional Corporation

Armando C. Ibarra, C.P.A. Armando Ibarra, Jr., C.P.A., JD	Members of the California Society of Certified Public Accountants Members of the American Institute of Certified Public Accountants Registered with the Public Company Accounting Oversight Board

May 18, 2005

To Whom It May Concern:

The firm of Armando C. Ibarra, Certified Public Accountants, APC consents to the inclusion of our report of May 5, 2005, on the audited financial statements of Northern Explorations Ltd., (An Exploration Stage Company) as of March 31, 2005, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,

____________________________

ARMANDO C. IBARRA, C.P.A.

371 E. Street, Chula Vista, CA 91910

Tel: (619) 422-1348                                                          Fax: (619) 422-1465